 QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2.3

ESCROW AGREEMENT

    THIS ESCROW AGREEMENT (the "Escrow Agreement) is made and entered into as of July 26, 2000, by and among ADC Telecommunications, Inc., a Minnesota corporation ("Parent"), Centigram Communications Corporation, a Delaware corporation (the "Company"), Wells Fargo Bank Minnesota, National Association, as escrow agent (the "Escrow Agent"), and Robert L. Puette (the "Stockholders' Representative").

    WHEREAS, Parent, Poundstone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of June 9, 2000 and amended on June 29, 2000, pursuant to which the Merger Sub will be merged with and into the Company (the "Merger"), the separate existence of the Merger Sub will cease, and the Company will continue as the surviving corporation (the Company, in its capacity as the corporation surviving the Merger, is referred to herein as the "Surviving Corporation"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement;

    WHEREAS, the Merger Agreement requires that if (i) any shares of Receivership Stock have not been returned to the Company or have been ordered by a court of competent jurisdiction to be returned to the Bancorp Receiver as of the Effective Time or (ii) the Appeal Period remains open or an appeal of the Final Order has been filed and remains pending at the Effective Time, Parent shall deposit into an escrow account with Escrow Agent the aggregate Per Share Amount payable with respect to such shares of Receivership Stock pursuant to Section 2.1(b) of the Merger Agreement (the "Escrow Amount") until such time as all shares of Receivership Stock have been returned to the Surviving Corporation, the Appeal Period has terminated and all pending appeals, if any, have been resolved; and

    WHEREAS, this Escrow Agreement sets forth the basis on which the Escrow Agent will receive and hold, and make disbursements from, the Escrow Amount and the duties for which the Escrow Agent will be responsible.

    NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

    1.  Appointment and Agreement of Escrow Agent.  Parent, Company and Stockholders' Representative hereby appoint and designate Wells Fargo Bank Minnesota, National Association as the Escrow Agent, and Wells Fargo Bank Minnesota, National Association hereby accepts such appointment and agrees to perform the duties of the Escrow Agent under the terms and conditions set forth herein.

    2.  Merger Agreement Not Limited by this Escrow Agreement.  The Merger Agreement and the procedures contained therein are not limited by this Escrow Agreement. Notwithstanding any express provision of this Escrow Agreement to the contrary, in the event this Escrow Agreement is unclear, silent or in conflict with the Merger Agreement, reference shall be made to the Merger Agreement and the Merger Agreement shall control.

    3.  Deposit of Escrow Amount.  Promptly after the Effective Time, Parent shall deposit into an escrow account an amount in cash equal to the Escrow Amount. The Escrow Agent shall hold the Escrow Amount in escrow on behalf of the parties hereto. The Escrow Amount shall be held and invested by the Escrow Agent in such investments as shall be directed in writing in accordance with the instructions set forth in Schedule A attached hereto (the "Permitted Investments"), and shall be treated by the Escrow Agent as a trust fund in accordance with the terms hereof. The Escrow Agent agrees to disburse the Escrow Amount, including the interest earned thereon, in accordance with the terms and procedures set forth in this Escrow Agreement and the Merger Agreement.

    4.  Escrow Period; Termination.  Subject to the following requirements, the Escrow Amount shall be held in escrow until such time as the Escrow Agent shall be notified in writing by Parent and the Stockholders' Representative that all shares of Receivership Stock have been returned to the Surviving Corporation and canceled, the Appeal Period has terminated and all pending appeals, if any, have been resolved (the "Escrow Period"). At the termination of the Escrow Period, the Escrow Agent shall deliver to the former stockholders of the Company the portion of the Escrow Amount not required to reimburse Parent or the Surviving Corporation for the amount paid to cause the return of the Receivership Stock, as set forth in greater detail in Section 5 below. The Escrow Agent shall be entitled to rely on the letters of transmittal received by the Disbursement Agent for purposes of distributing funds from the Escrow Amount to the former stockholders of the Company.

    5.  Procedures for Disbursements.  Parent and the Stockholders' Representative shall notify the Escrow Agent in writing (a "Release Certificate"), (a) that all shares of Receivership Stock have been returned to the Surviving Corporation and canceled, (b) the amount paid after the Effective Time by Parent, the Surviving Corporation or an affiliate thereof plus Parent or the Surviving Corporation's out-of-pocket costs, including the reasonable fees and expenses of legal counsel and other advisors, incurred to cause such return (including the resolution of any appeal) (the "Offset Amount"), and (c) the calculation of the Escrow Per Share Amount. Subject to payment of all outstanding fees of Escrow Agent pursuant to Section 6.3 hereof, the Escrow Agent shall release and promptly disburse to Parent from the Escrow Fund the Offset Amount (plus any amount to be reimbursed to Parent pursuant to Section 6.3) together with the interest earned on such amount while held by the Escrow Agent. Additionally, if, upon resolution of all available methods of appeal by any party, the Settlement Agreement is found to be void or unenforceable and each of the Bancorp Receiver and Credit Bancorp Ltd. is unable or unwilling to repay or give full credit to Parent or the Surviving Corporation for the amount previously paid to the Bancorp Receiver to obtain the return of the Receivership Stock, the Release Certificate shall so state and set forth the lesser of the amount of the Receiver Payment Credit and the amount not repaid or credited to Parent or the Surviving Corporation, which lesser amount shall be released from the Escrow Amount and disbursed to Parent. After payment of the Offset Amount and/or Receiver Payment Credit amount (or such lesser amount as determined in the immediately preceding sentence) to Parent, each former holder of Company Common Stock that received the Per Share Amount pursuant to Section 2.1(a) of the Merger Agreement shall be entitled to receive an amount of cash equal to the Escrow Per Share Amount, with the interest earned thereon while held by the Escrow Agent. Any portion of the Escrow Amount remaining after payment of the Additional Stockholder Payment shall be released to Parent.

    6.  Escrow Agent.

      6.1 Indemnification of the Escrow Agent.  Parent and the Surviving Corporation jointly and severally agree to indemnify and hold the Escrow Agent and its directors, officers and employees harmless from and against any and all costs, charges, damages and reasonable attorneys' fees that the Escrow Agent in good faith may incur or suffer in connection with or arising out of this Escrow Agreement except as set forth in Section 6.7 hereof.

      6.2 Duties of the Escrow Agent.  The Escrow Agent shall have no duties other than those expressly imposed on it herein and in the Merger Agreement, and shall not be liable for any act or omission except for its own gross negligence or willful misconduct.

      6.3 Fees of the Escrow Agent.  The fees and charges of the Escrow Agent with respect to this Agreement are identified on Schedule B attached hereto. The initial fee shall be paid by Parent, with the amount of such initial fee reimbursed to Parent from the interest earned on the Escrow Amount while held by Escrow Agent. The annual fees and any miscellaneous fees of Escrow Agent shall first be deducted from the interest earned on the Escrow Amount while held by the Escrow

  Agent, and second, if such interest earned is insufficient to cover the fees of Escrow Agent, shall be paid by Parent.

      6.4 Instructions to the Escrow Agent.  Notwithstanding any provision herein to the contrary, the Escrow Agent shall at any time and from time to time take such additional actions hereunder with respect to the Escrow Amount as shall be agreed to in writing by the Parent and the Stockholders' Representative. In the performance of its duties hereunder, the Escrow Agent may rely on any document reasonably believed by it to be genuine.

      6.5 Resignation of the Escrow Agent.  The Escrow Agent may resign at any time by providing Parent, the Surviving Corporation and Stockholders' Representative with 30 days' prior written notice of its intention to do so; provided that a successor Escrow Agent has been appointed in writing by Parent, the Surviving Corporation and Stockholders' Representative. If a successor Escrow Agent is not appointed within the 30-day period following such notice, the Escrow Agent may petition any court of competent jurisdiction to name a successor Escrow Agent. The Escrow Agent's resignation shall be effective upon delivery of the Escrow Amount to the successor Escrow Agent and upon such successor's assumption of the obligations, rights and duties of the Escrow Agent hereunder.

      6.6 Disputes.  In the event conflicting demands are made or notices are served upon the Escrow Agent with respect to the Escrow Amount, or there is any dispute over action to be taken or not taken by the Escrow Agent, the Escrow Agent will have the absolute right, at the Escrow Agent's election, to do either or both of the following: resign so a successor can be appointed pursuant to Section 6.5 hereof or file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring the parties to interplead and litigate in such court their several claims and rights among themselves. The Escrow Agent agrees that, if it files a suit in interpleader, it shall do so in any of the state or federal courts having jurisdiction in the State of Minnesota. In the event such interpleader suit is brought, the Escrow Agent will thereby be fully released and discharged from all further obligations imposed upon it under the provisions hereof, and Parent will bear the costs, expenses and reasonable attorneys' fees expended or incurred by the Escrow Agent pursuant to the exercise of the Escrow Agent's rights under this Section 6.6.

      6.7 Liability of Escrow Agent.  In order to induce the Escrow Agent to act as Escrow Agent, the parties hereto agree that the Escrow Agent shall not be liable for any mistake of fact or error of judgment, or for any acts or omissions of any kind unless caused by its willful misconduct or gross negligence.

    7.  Miscellaneous.

      7.1 Severability.  Whenever possible, each provision of this Escrow Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Escrow Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Escrow Agreement.

      7.2 Assignment.  This Escrow Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns, except that neither this Escrow Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of the other parties hereto.

      7.3 Amendment and Waiver.  The provisions of this Escrow Agreement may not be amended or waived except in a writing executed by the party against which such amendment or waiver is sought to be enforced. No course of dealing between or among any persons having any interest in this Escrow Agreement will be deemed effective to modify or amend any part of this Escrow

  Agreement or any rights or obligations of any person under or by reason of this Escrow Agreement.

      7.4 Notices.  All notices, requests, claims, demands and other communications to be given or delivered under or by reason of the provisions of this Escrow Agreement shall be in writing and shall be deemed to have been given when personally delivered, or one day after being sent by reputable overnight delivery service, or when receipt is acknowledged, if sent by facsimile, telecopy or other electronic transmission device. Notices, demands and communications to any party hereto shall be sent to the address indicated below:

If to Parent and Surviving Corporation:	ADC Telecommunications, Inc. 12501 Whitewater Drive Minnetonka, Minnesota 55343 Attention: Office of General Counsel Fax: 952/946-3209
With a copy to:	Dorsey & Whitney LLP 220 South Sixth Street Minneapolis, Minnesota 55402 Attention: Robert A. Rosenbaum Fax: 612/340-8738
If to Escrow Agent:	Wells Fargo Bank Minnesota, National Association Sixth & Marquette Minneapolis, Minnesota 55479 Attention: Marco Morales Fax: 612/667-9825
Notices to the Stockholders' Representative:	Robert L. Puette 12342 Crayside Lane Saratoga, California 95070 Fax: 408/253-2555
With a copy to:	Sutherland Asbill & Brennan LLP 999 Peachtree Street Atlanta, Georgia 30309 Attention: Thomas C. Herman, Esq. Fax: 404/853-8806

  or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

      7.5 Governing Law.  This Escrow Agreement shall be governed by and construed in accordance with the internal laws of the State of Minnesota, without regard for its conflict of laws principles.

      7.6 Counterparts.  This Escrow Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original, and any one of which need not contain the signatures of more than one party, and all of such counterparts taken together shall constitute one and the same instrument.

      7.7 Entire Agreement.  This Escrow Agreement and the Merger Agreement constitute the entire understanding and agreement of the parties hereto and supersede all other prior agreements and understandings, written or oral, between or among the parties with respect to the subject matter of this Escrow Agreement.

    * * * * *

    IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the day and year first above written.

ADC TELECOMMUNICATIONS, INC.
/s/ JEFFREY D. PFLAUM Name: Jeffrey D. Pflaum Title: Vice President, General Counsel and Secretary
CENTIGRAM COMMUNICATIONS CORPORATION
/s/ THOMAS E. BRUNTON Name: Thomas E. Brunton Title: Senior Vice President and Chief Financial Officer
WELLS FARGO BANK MINNESOTA, NATIONAL ASSSOCIATION
/s/ ROGENE PENDLETON Name: Rogene Pendleton Title: Corporate Trust Officer
STOCKHOLDER REPRESENTATIVE
/s/ ROBERT L. PUETTE Name: Robert L. Puette

QuickLinks

ESCROW AGREEMENT